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SEC COMMISSION
49

03013174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22589

SEC MAIL PROCESSING RECEIVED MAR 07 2003 WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

EXPRESSWAY PLAZA ONE, SUITE 200
(No. and Street)

ROSLYN HEIGHTS (City) NY (State) 11577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name — *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.R. HERZIG & CO., INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

VICE PRESIDENT

Title

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 20 06

Arthur S. Pesner 3/3/03

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P. R. HERZIG & CO., INC.

AUDITED ANNUAL REPORT

DECEMBER 31, 2002

TABLE OF CONTENTS

Ellenbogen Rubenstein Eisdorfer & Co., LLP
Certified Public Accountants and Business Advisors

440 Park Avenue South
New York, NY 10016-8012
Tel: (212) 576-1400
Fax: (212) 576-1414
E-mail: info@ere-cpa.com

INDEPENDENT AUDITOR'S REPORT

Officers and Stockholders'
P. R. Herzig & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not find any material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

The above firm claims specific exemptions from Rule 15C3-3 of the Securities and Exchange Commission.

We have reviewed the necessary records and have determined that the firm is in compliance with the exemption provision of 15c3-3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

Ellenbogen Rubenstein Eisdorfer & Co LLP

February 13, 2003

STATE OF NEW YORK)
)ss.:
COUNTY OF NEW YORK)

Thomas Herzig being duly sworn deposes and says:

1. That he is an officer in the firm of P.R. Herzig & Co., Inc.

2. That he has examined the attached Financial Statements and supporting schedules as of December 31, 2002 and to the best of his knowledge and belief, the financial statement and supporting schedules are true and correct.

_______________ (L.S.)

Sworn to before me this

3rd day of March 2003

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2006

Arthur S. Pesner 3/3/03

NOTARY PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: P.R. HERZIG & CO., INC. [13]

SEC FILE NO.: 8-22589 [14]

FIRM I.D. NO.: 13-2919194 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

EXPRESSWAY PLAZA ONE, SUITE 200 [20]
(No. and Street)

ROSLYN HEIGHTS [21] (City)   NY [22] (State)   11577 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/02 [24]

AND ENDING (MM/DD/YY): 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: ARTHUR PESNER [30]

(Area Code)—Telephone No.: 516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 3 day of March 19 03

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) Arthur Pesner
Principal Financial Officer or Partner

3) Arthur Pesner
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

ERE LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name) 70

ADDRESS

Number and Street		City		State		Zip Code	
440 PARK AVENUE SOUTH	71	NEW YORK	72	NY	73	10016	74

CHECK ONE

- [x] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

This is to confirm that the 2002 annual statements and operational reports filed with the NASD by P.R. Herzig & Co., Inc. have been made available to all members of the firm.

Philip R. Herzig L.S.
PHILIP R. HERZIG

Thomas Herzig L.S.
THOMAS HERZIG

Sworn to before me this,

3rd day of March 2003

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2006

Arthur S. Pesner 3/3/03

NOTARY PUBLIC

P.R. HERZIG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 235,559
Securities – at market	1,664,702
Deposits	47,953
Loans receivable	40,000
Prepaid taxes and expenses	3,025
Property and equipment, net of accumulated depreciation of $229,097	45,796
Income tax receivable	120,000
Commissions receivable	90,448
	$2,247,483

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Due to broker	$ 466,854
Accounts payable and accrued expenses	55,436
Loans payable - officer	251,660
	773,950
Stockholders' equity	
Common Stock: authorized 200 shares no par value, 100 shares issued and outstanding	100,000
Retained earnings	1,373,533
Total stockholders' equity	1,473,533
	$2,247,483

The accompanying notes are an integral part of the financial statements.

P. R. HERZIG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 – Organization and Significant Accounting Policies:

Organization:

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and is a member of NASD.

Security Transactions:

Security transactions are recorded on a trade date basis.

The Company clears all transactions on a fully disclosed basis with a clearing broker. They promptly transmit all funds and deliver all securities to the clearing broker. They do not hold funds or securities for or owe money or securities to customers.

Cash and Cash Equivalents:

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment, at cost, consists of the following at December 31,

	2002	Estimated Useful Life
Equipment	$244,909	5-7 Years
Less: accumulated depreciation	229,097	
	$ 15,812	

Depreciation expense for the years ended December 31, 2002 was $12,424.

Amortization

The costs of leasehold improvements has been amortized over a period of 39 years.

P. R. HERZIG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 – Organization and Significant Accounting Policies (Continued):

Investments:

Investments are classified as trading securities and are valued at market value.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2 – Commitments and Contingencies:

Leases:

Effective February 1, 2002, the corporation executed a new lease for space in Roslyn Heights, New York. The terms of the agreement call for 5 year period ending January 31, 2007. The future minimum lease payments are as follows:

For The Year Ending December 31,	
2003	$109,006
2004	113,371
2005	118,272
2006	122,606
2007	10,217
	$473,472

The above is subject to escalation due to increases in real estate taxes.

Profit Sharing Plan:

The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2001 no contribution was made. For the year 2002, a 10% contribution was accrued for qualified employees in the amount of $32,116. Said amount has been paid in January 2003.

P. R. HERZIG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 3 – Securities:

Securities at December 31, 2002 are as follows:

Equity securities, at cost	$2,925,486
Net unrealized losses	1,260,784
Fair market value	$1,664,702

Net change in net unrealized losses was $110,982 for the year ended December 31, 2002.

Note 4 – Income Tax Receivable:

Income tax refund receivable represents carryback claim to be realized.

P.R. HERZIG & CO., INC.

PART II

DECEMBER 31, 2002

P.R. HERZIG & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 975,786
Security trading and miscellaneous	(650,924)
Total revenues	324,862
EXPENSES	
Salaries and other operating expenses	1,135,419
Net loss before taxes on income	(810,557)
Tax benefit	207,964
Net loss for the year	$ (602,593)

The accompanying notes are an integral part of the financial statements

P.R. HERZIG & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flow From Operating Activities:	
Net loss for the year	$(602,593)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation	12,424
Amortization	722
Changes in operating assets and liabilities:	
Increase in accrued expenses and taxes	35,436
Increase in furniture and fixtures	(28,237)
Decrease in long securities at market	647,547
Decrease in deposits	18,388
Increase commission receivable	(6,446)
Decrease due to broker	(205,679)
Decrease in prepaid taxes and expenses	59,888
Increase in leasehold improvement	(30,705)
Increase in tax refund receivable	(120,000)
Increase due to officer	251,660
Net cash provided in operating activities	32,405
Cash, beginning of year	203,154
Cash, end of year	$ 235,559
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for	
Interest	$ 26,328
Income taxes	$ 6,715

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$1,976,126
Net loss for the year	(602,593)
Balance, December 31, 2002	$1,373,533

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

NET CAPITAL COMPUTATION AND AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED DECEMBER 31, 2002

Capital		$1,473,533
Less: Nonallowable assets:		
Furniture and leasehold improvernents	$ 45,796	
Deposits	47,953	
Loan receivable	40,000	
Prepaid taxes and expenses	3,025	
NASD warrants	3,300	
Tax refund receivable	120,000	260,074
		1,213,459
Less: 15% of market value of securities long	154,645	
undue concentration	39,574	
Blockage	633,735	827,954
Net capital		$ 385,505
Aggregate indebtedness	773,950	
Rate of aggregate indebtedness to net capital	202	

Note: Net capital as computed above	$ 385,505
Net capital per unaudited Focus Report	393,154
Decrease in net capital (see note)	$ (7,649)

The difference between the above computation and that which was submitted with the firm's unaudited Form X-17A-5 is attributable to year end adjustments.

P.R. HERZIG & CO., INC.

CAPITAL COMPUTATION & AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED DECEMBER 31, 2002

1. The firm's minimum capital requirement is $51,597 or $100,000

2. The excess net capital at December 31, 2002 is computed as follows:

Net Capital per Page 10-A – Part I of the Annual Report	385,505
Less: Minimum Capital Requirement	100,000
Excess Net Capital – December 31, 2002	$285,505

3. There are no financial instruments with concentration of credit risk.

Ellenbogen Rubenstein Eisdorfer & Co., LLP
Certified Public Accountants and Business Advisors

440 Park Avenue South
New York, NY 10016-8012
Tel: (212) 576-1400
Fax: (212) 576-1414
E-mail: info@ere-cpa.com

Writer's Direct Tel: (212) 931-9108
Writer's Direct Fax: (212) 931-9109
E-mail: ithrope@ere-cpa.com

February 27, 2003

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

Securities and Exchange Commission
233 Broadway
New York, NY 10279

Re: P. R. Herzig & Co., Inc.
S.E.C. #8-22589

Gentlemen:

Pursuant to Rule 17a-5(d), enclosed herewith is the audited annual report as of December 31, 2002, for the above NASD member firm.

Please note that in accordance with Rule 17a-5(e)3, the Statement of Financial Condition is bound separately from the balance of the report.

Very truly yours,

ELLENBOGEN RUBENSTEIN EISDORFER & CO., LLP

Irwin M. Thrope

Marc Taub

IMT/dc
Encl.

CC: P. R. Herzig & Co., Inc.
Securities and Exchange Commission, Washington, DC